Exhibit 99.3

BIOBLAST PHARMA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dr. Dalia Megiddo, Interim Chief Executive Officer, Mr. Oren Elmaliah, Principal Financial Officer, each of their successors at the time of the meetings and the Chairperson of the Company at the time of the meeting, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Bioblast Pharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “General Meeting”) to be held at the offices of the Company’s Israeli counsels, (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on February 22, 2019, at noon Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Extraordinary General Meeting of Shareholders.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted as abstained for such matter, whether or not you specifically indicate a “ABSTAIN” vote. Any and all proxies heretofore given by the undersigned are hereby revoked.

Please check here if you plan to attend the Extraordinary General Meeting of Shareholders on February 22, 2019 at noon (Israel Time).

(Continued and to be signed on Reverse Side)

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy and log-on using the below control number. Voting will be open until 3:00 (ET) on February 21, 2019.

CONTROL #

VOTE BY MAIL
Mark, sign and date your consent and
return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual and Extraordinary Meeting to be held on February 22, 2019 at noon Israel Time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF BIOBLAST PHARMA LTD.

February 22, 2019

Please mark your votes like this

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

1.	To appoint Yarel+Partners as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders and to authorize the Company’s Board of Directors to determine this firm’s compensation for the fiscal year ending December 31, 2018.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the General
Meeting or any adjournment or postponement thereof.

CONTROL NUMBER

Name	Signature	Date

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person